April 12, 2007

Mail Stop 6010

F. Scott Moody
Chief Executive Officer
AuthenTec, Inc.
100 Rialto Road, Suite 400
Melbourne, FL 32901

> **Re:** **AuthenTec, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 16, 2007**
> **File No. 333-141348**

Dear Mr. Moody:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range. Also

Prospectus Summary

2.   The disclosure in the summary should be a balanced presentation of your business. In your first paragraph where you disclose your revenue growth, please also include a discussion of your losses and accumulated deficit. Also, we note your discussion of your strengths on page 2 of the summary. Please balance that with a discussion in the summary of the material risks your business faces.

3.   Expand the first paragraph to clarify that two customers accounted for almost 60% of your revenues, and five customers accounted for more than 80% of revenues during 2006.

4.   We note you identified nine of your 100 customers in the first paragraph. Please tell us the objective criteria you used to determine which customers to highlight here. We note you do not identify your second and third largest customers.

5.   Please provide the bases for your estimates that 10% of laptops shipped in 2006 contained a fingerprint sensor and that over 15% of M-Commerce enabled mobile phones shipped in Japan in 2006 included in fingerprint sensor.

6.   Clarify in the summary that all your products are manufactured by independent subcontractors.

Industry Overview, page 2

7.   Please furnish marked copies of studies that support the statistics cited, and tell us whether all industry data you cite in your document is publicly available. Also tell us whether:

    •   you commissioned the industry reports;
    •   the industry reports were prepared for use in your registration statement;
    •   you are affiliated with the sources of the industry reports; and
    •   the sources of the reports consented to being identified and to your use of their data in this registration statement.

Risk Factors, page 7

Security breaches in systems which integrate our products…, page 14

8.   Please expand your discussion of this risk to include any potential liability you may incur if disclosure of sensitive information occurs.

Future transactions and this offering…, page 16

9.   Expand to provide enough information so that investors can assess the materiality of this risk.

Dilution, page 24

10.   We note the last paragraph that more than 21 million shares underlying options and warrants are not included in your calculations. Expand to disclose what the dilution would be if you assume that all outstanding options and warrants were exercised. Also disclose how the numbers and percentages in the table at the bottom of page 24 would change, based on that assumption. Provide similar disclosure assuming that the $7.5 million in convertible notes is converted, or clarify to state that the amounts given include the conversion.

Capitalization, page 22

11.   Cash and cash equivalents are not a component of capitalization for purposes of this disclosure. Please delete that item from the table.

Management's Discussion and Analysis, page 35

12.   Please revise the overview to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Intellectual Property page 46

13.   Please disclose the duration of the material patents.

Competition, page 47

14.   We note in describing your competitive factors you state that you "currently compete favorably with respect to these factors in the aggregate." While you have described the positive factors pertaining to your competitive position, please balance your disclosure to also describe the negative factors in more detail. We note your risk factor on page 8.

Legal Proceedings, page 48

15.   With regard to the Atmel litigation, please revise to explain more fully the materiality of the patents in question and how your business would be adversely affected in the event that Atmel is successful in obtaining an injunction.

16.   Please expand to describe more fully the nature and history of your contractual dispute with Hestia Technologies.

Compensation Discussion and Analysis, page 52

17.   We note Mr. Moody's employment agreement (filed as exhibit 10.7) provides that he is responsible for creating his bonus plan. Please reconcile this provision with your description here regarding how his bonus is determined.

18.   You indicate that your compensation committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of

development operating in your industry. Identify the companies you consider "comparable" in this respect.

19.   We note your disclosure about how annual salaries are set, taking into account individual responsibilities, performance and experience. Please describe more specifically the specific items of performance used in determining such amounts.

20.   We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their discretionary annual bonuses. Provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). In this regard, please disclose with greater specificity how you measure the "overall success and the development of [y]our business." Finally, to the extent that that it is appropriate to omit specific targets, discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K. Also, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

21.   You indicate that the actual amount of bonuses for 2006 was determined in February 2007.   Please disclose these bonuses in the Summary Compensation Table. See Item 402(c)(2)(iv) of Regulation S-K. You also indicate in the Compensation Discussion and Analysis that the compensation committee may increase the annual bonus paid to your executive officers. Please disclose whether the actual amount, on a percentage basis, exceeded the 10-20% range established for your executive officers, and the 29% amount established for your chairman and chief executive officer earned in 2006. Please also explain why the CEO's potential bonus percentage was larger as a percentage of base salary than the other executive officers.

22.   Please explain how you determined the amounts of stock options to be granted to your executive officers. Please describe the elements of individual performance and/or contribution that are taken into account in granting these options. For example, please explain why you granted options to your CEO during 2006, and did not appear to grant options to other officers. Also, it appears that the options granted to Mr. Moody in 2006 vest over four years based on your disclosure on page F-18 describing option vesting generally. Please revise your Summary Compensation Table to disclose these options pursuant to SFAS 123(R) to reflect what has been expensed in 2006 or advise why it is not appropriate to do so.

Grants of Plan – Based Awards in 2006, page 57

23.   It appears from your disclosure in the penultimate paragraph on page 53 that the option grants to Messrs. Ciaccia, Iantosca and Sherlock were granted in February 2007. Pursuant to Item 402(d) of Regulation S-K, this table should provide information with respect to awards granted in the last completed fiscal year. Please revise the table accordingly. You may wish to consider moving the disclosure of the 2007 grants to a narrative discussion of this table. See Item 402(e) or Regulation S-K.

Compensation of Directors, page 62

24.   Please briefly describe the nature of the consulting services provided by Mr. Crugnale.

Principal and Selling Stockholders, page 65

25.   Please identify the individuals with beneficial ownership of the shares held by the entities described in this table.

Financial Statements

General

26.   Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Note 8. Stock Options, page F-19

27.   Please revise to clarify how you determined the fair value of your common stock during fiscal 2006 on the grant dates using retrospective valuations. Please disclose any significant assumptions that were used in these valuations. In addition, provide us with a chronological bridge of management's fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Note 10. Segment Information, page F-20

28.   Please break out separately the U.S. revenue from the Americas line item in accordance with paragraph 38 of SFAS 131.

Note 11 Subsequent Events, page F-20

29.   Please tell us whether the conversion price of $1.50 per share on the $7.5 million Senior Secured Convertible Notes represents the estimated fair market value of

your common stock at the date of issuance, and indicate how this value was determined. If the conversion price is less than the estimate fair market value of your stock at the date of issuance please tell us your accounting treatment for this transaction.

Item 16. Exhibits and Financial Statement Schedules, page II-2

30.   Please include an updated accountants' consent with any amendment to the filing.

Undertakings

31.   Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include these undertakings.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3378 or in his absence, Brian Cascio at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via Fax):   Nancy A. Spangler, Esq.
               John E. Depke, Esq.
               Tony Saur, Esq.